Health Catalyst, Inc.
3165 Millrock Drive #400
Salt Lake City, UT 84121
VIA EDGAR
July 22, 2019
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jan Woo
Mitchell Austin
Stephen Krikorian
Diane Fritz

Re:	Health Catalyst, Inc. Withdrawal of Acceleration Request for Registration Statement on Form S-1 File No. 333-232400
Ladies and Gentlemen:
Reference is made to our letter, filed as correspondence via EDGAR on July 19, 2019, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Tuesday, July 23, 2019, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at such time and we hereby formally withdraw our request for acceleration of the effective date.
If you have any questions regarding this request, please contact An-Yen Hu of Goodwin Procter LLP at (650) 752-3185.
[Signature page follows]

Sincerely,

HEALTH CATALYST, INC.

/s/ Daniel Burton
Daniel Burton
Chief Executive Officer

cc:	J. Patrick Nelli, Health Catalyst, Inc.
Daniel Orenstein, Health Catalyst, Inc.
Richard A. Kline, Goodwin Procter LLP
David Peinsipp, Cooley LLP
Kristin VanderPas, Cooley LLP
Charles S. Kim, Cooley LLP
Shawn Goff, Ernst & Young LLP